Bass, Berry & Sims PLC
A PROFESSIONAL LIMITED LIABILITY COMPANY
ATTORNEYS AT LAW

Reply To:
AMSOUTH CENTER
315 DEADERICK STREET, SUITE 2700
NASHVILLE, TN 37238-3001
(615) 742-6200
www.bassberry.com

DOWNTOWN OFFICE:
KNOXVILLE OFFICE	AMSOUTH CENTER
900 SOUTH GAY STREET, SUITE 1700	315 DEADERICK STREET, SUITE 2700
KNOXVILLE, TN 37902	NASHVILLE, TN 37238-3001
(865) 521-6200	(615) 742-6200

MEMPHIS OFFICE	MUSIC ROW OFFICE:
THE TOWER AT PEABODY PLACE	29 MUSIC SQUARE EAST
100 PEABODY PLACE, SUITE 950	NASHVILLE, TN 37203-4322
MEMPHIS, TN 38103-2625	(615) 255-6161
(901) 543-5900
April 25, 2006
Via EDGAR & Overnight Courier
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 6010
Washington, D.C. 20549

Re:	First Acceptance Corporation
Form 10-K for the Fiscal Year Ended June 30, 2005 (the “Form 10-K”)
Filed September 13, 2005
File No. 001-12117
Dear Mr. Rosenberg:
     On behalf of First Acceptance Corporation (the “Company”), and in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated March 21, 2006 (the “Comment Letter”), I submit this letter containing the Company’s responses to the Comment Letter. The Company’s responses to the Comment Letter in this letter correspond to the comments and bullet points in the Comment Letter, which for your convenience we have incorporated into this letter in italics.
     In accordance with the Comment Letter, the Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in this filing, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Jim B. Rosenberg
April 25, 2006

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 25
Critical Accounting Policies, page 35
Losses and loss adjustment expense reserves, page 36
     1. Please amend your filing to provide the following information about these reserves:
•	Provide information comparable to those on pages 95 through 98 of Amendment #3 to your Form S-1 filed on March 22, 2004, especially as that type of information would still appear to be relevant and as we had requested much of that information in:
•	comment 82 in our January 12, 2004 comment letter;

•	comment fourteen in our February 4, 2004 comment letter; and,

•	comment two in our February 25, 2004 comment letter.
Response: The Company believes the information contained in the Form 10-K is comparable to the information contained in Amendment #3 to the Registration Statement on Form S-1 filed on March 22, 2004 (the “Form S-1”). Information with respect to the Company’s reserves for losses and loss adjustment reserves, which was contained in a table on page 96 of the Form S-1, is contained in Note 11 to the Company’s financial statements contained in the Form 10-K. Information with respect to the most significant assumptions made by the Company in determining its loss reserves is set forth on page 6 of the Form 10-K. Pursuant to the Company’s discussion with the Staff regarding the Comment Letter, the Company will include additional disclosure regarding the assumptions the Company believes are most significant in determining its loss reserves in the “Business” section of its future filings (including the Annual Report on Form 10-K for the fiscal year ending June 30, 2006), with a cross reference to such information in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies.”
•	Because IBNR reserve estimates are more imprecise, please provide the amount of IBNR separately from case reserves for each line of business.
RESPONSE: In future filings, the Company will provide the amount of its IBNR reserves separately from its case reserves.
•	Describe those assumptions that you believe are the most significant in determining your loss reserves. For example, significant assumptions could be those assumptions that involve the greatest amount of judgment or those assumptions that have the greatest financial impact on the loss reserve balance.

Mr. Jim B. Rosenberg
April 25, 2006

RESPONSE: Information with respect to the most significant assumptions made by the Company in determining its loss reserves is set forth on page 6 of the Form 10-K. Pursuant to the Company’s discussion with the Staff, the Company will include additional disclosure regarding the assumptions the Company believes are most significant in determining its loss reserves in the “Business” section of its future filings, with a cross reference to such information in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies.”
•	Describe the methodologies used to determine your loss reserves. For example, this might include a discussion of the various actuarial methods used that may vary depending on the nature of the business underwritten.
RESPONSE: Pursuant to the Company’s discussion with the Staff, the Company will include additional disclosure regarding the methodologies used by the Company to determine its loss reserves in the “Business” section of its future filings, with a cross reference to such information in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies.”
•	As you had disclosed that an external actuary had estimated a range for these reserves, describe the range of loss reserve estimates, the factors that determined the boundaries of this range, and your basis for selecting the recorded amount, rather than any other amount within the range as the best estimate of incurred losses. In addition, include narrative disclosure and quantification of the impact that reasonably likely changes in one or more of these factors would have on results of operations, financial position and liquidity.
RESPONSE: An independent actuary advised the Company in estimating its loss reserves at June 30, 2005. However, the actuary provided the Company with a point estimate of the reserves, rather than a range of reserves. The loss reserves included in the financial statements in the Form 10-K are the same as the estimate determined by the independent actuary. For the fiscal year ending June 30, 2006, the Company’s internal actuary will assist management in estimating the Company’s loss reserves and the Company will not use an independent actuary.
Pursuant to the Company’s discussion with the Staff, the Company will include additional disclosure in future filings regarding the process used by the Company to establish its loss reserves, the various actuarial methods considered by the Company in estimating its loss reserves, the method used by the Company to determine the reserves, why the Company selected the method it used rather than other methods considered, and why the Company selected the reserve estimate shown in the financial statements rather than another amount. The Company will also disclose in future filings whether the estimated loss reserves included in the financial statements are the same as the estimate determined by the Company’s actuary. If the Company includes a different amount in its financial statements, the Company will quantify the difference between the estimate and the amount included in the financial statements and describe how the actuary’s estimate

Mr. Jim B. Rosenberg
April 25, 2006

was used. The Company will also provide narrative disclosure and quantification in future filings of the impact that reasonably likely changes in one or more of the factors considered by the Company would have on the Company’s results of operations, financial position and liquidity.
*     *     *
     Please do not hesitate to contact me at (615) 742-6236 if you have any questions or further comments.

Sincerely,
/s/ J. James Jenkins, Jr.

J. James Jenkins, Jr.

cc:	Ms. Ibolya Ignat (SEC, Division of Corporation Finance)
Mr. Oscar M. Young (SEC, Division of Corporation Finance)
Mr. Michael J. Bodayle (First Acceptance Corporation)